UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

DISCOVERY, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series C Common Stock, par value $0.01 per share

(Title of Class of Securities)

The CUSIP for the Series A Common Stock is 25470F104

The CUSIP for the Series C Common Stock is 25470F302

(CUSIP Number)

Michael D. Fricklas

Advance Newhouse Programming Partnership

One World Trade Center

New York, New York 10007

Telephone Number: (212) 286-6900

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	2	of	10

1	NAMES OF REPORTING PERSONS Advance/Newhouse Programming Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 91,889,280.99 shares of Series C Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 91,889,280.99 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 91,889,280.99 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% Series A Common Stock and 19.3% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	3	of	10

1	NAMES OF REPORTING PERSONS Advance/Newhouse Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,645,096.84 shares of Series C Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,645,096.84 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,645,096.84 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	4	of	10

1	NAMES OF REPORTING PERSONS Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% Series A Common Stock and 24.4% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership.

**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	5	of	10

1	NAMES OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% Series A Common Stock and 24.4% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership.

**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	6	of	10

1	NAMES OF REPORTING PERSONS Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% Series A Common Stock and 24.4% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership.

**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	7	of	10

1	NAMES OF REPORTING PERSONS Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 116,534,377.83 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% Series A Common Stock and 24.4% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership.

**Series C Common Stock has no general voting rights except to the extent required by law.

This Amendment No. 11 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) which was jointly filed on September 17, 2008, the amended Statement on Schedule 13D which was jointly filed on December 13, 2010, the second amended Statement on Schedule 13D which was jointly filed on December 27, 2012, the third amended Statement on Schedule 13D which was jointly filed on March 14, 2013, the fourth amended Statement on Schedule 13D which was jointly filed on June 5, 2013, the fifth amended Statement on Schedule 13D which was jointly filed on May 27, 2014, the sixth amended Statement on Schedule 13D which was jointly filed on August 4, 2014, the seventh amended Statement on Schedule 13D which was jointly filed on March 2, 2015, the eighth amended Statement on Schedule 13D which was jointly filed on March 1, 2016, the ninth amended Statement on Schedule 13D which was jointly filed on June 28, 2016, and the tenth amended Statement on Schedule 13D which was jointly filed on August 1, 2017, and is filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Advance/Newhouse Partnership, a New York general partnership (“ANP”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”), Advance Publications, Inc., a New York corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and, together with Advance/Newhouse, ANP, NBCo, API and NFH, the “Reporting Persons” and each a “Reporting Person”), with respect to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons directly or indirectly hold shares of (1) Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer, which are convertible into the shares of Series A Common Stock and shares of Series C Common Stock for which beneficial ownership is reported herein, (2) Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein and (3) Series C Common Stock.

Item 4.	Purpose of Transaction.

On June 13, 2019, Advance/Newhouse established a credit facility backed by an equity collar transaction and an aggregate of 12,500,000 shares of Series C Common Stock to provide financial flexibility to support its ongoing estate planning and its investment program and for other general corporate purposes. The transaction covers less than 7% of Advance/Newhouse’s holdings in the Issuer and has no effect on Advance/Newhouse’s voting rights or board of directors rights. Advance/Newhouse remains committed to being a long-term shareholder of the Issuer. Similar to prior transactions entered into from time to time since becoming a shareholder of the Issuer, Advance/Newhouse and the other Reporting Persons nonetheless may from time to time (i) dispose of their positions in the Issuer’s securities in the open market, private transactions with the Issuer, or otherwise or (ii) engage in derivative or financing transactions with respect to these positions.

The equity collar transaction consists of a purchased put option and a sold call option (a “Collar Transaction”), pursuant to a Share Collar Transaction Confirmation substantially in the form of Exhibit B (a “Collar Confirmation”) with Citibank, N.A. (the “Bank”). The Collar Transaction covers an aggregate of 12,500,000 shares of Series C Common Stock and expires over the expiration dates running from May 17, 2021 to June 28, 2021, inclusive. The Collar Transaction has a put strike price of $24.1830 and a call strike price of $31.3036. The Collar Transaction will be settled in cash unless Advance/Newhouse elects physical settlement.

Simultaneously with entering into the Collar Transaction, Advance/Newhouse entered into a revolving loan facility (a “Loan Transaction”) with the Bank, pursuant to a Revolving Loan Transaction Confirmation substantially in the form of Exhibit C (a “Loan Confirmation”). Under the Loan Transaction, Advance/Newhouse may, subject to satisfaction of certain conditions, draw an amount up to the present value of the put strike price multiplied by the number of shares of Series C Common Stock under the Collar Transaction.

In connection with the Collar Transaction and the Loan Transaction, Advance/Newhouse converted certain of its shares of Series C Preferred Stock into 12,500,017 shares of Series C Common Stock and pledged 12,500,000 shares of such Series C Common Stock and Advance/Newhouse’s rights under the Collar Transaction to the Bank.

The foregoing description of the Collar Transaction and the Loan Transaction do not purport to be complete and is qualified by reference to the full text of the Collar Confirmation and the Loan Confirmation, forms of which are filed as Exhibits B and C hereto, and incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a) Each Reporting Person, other than ANP, has beneficial ownership of 70,673,242 shares of Series A Common Stock, representing 30.9% of the outstanding shares of that class. Advance/Newhouse has beneficial ownership of 91,889,280.99 shares of Series C Common Stock, representing 19.3% of the outstanding shares of that class. ANP has beneficial ownership of 24,645,096.84 shares of Series C Common Stock, representing 5.2% of the outstanding shares of that class. Each Reporting Person, other than Advance/Newhouse and ANP, has beneficial ownership of 116,534,377.83 shares of Series C Common Stock, representing 24.4% of the outstanding shares of that class; NBCo beneficially owns such shares indirectly through its 65% interest in Advance/Newhouse and 61.24% interest in ANP, and each of API, NFH and Advance Long-Term Trust beneficially owns such shares indirectly through its 35% interest in Advance/Newhouse and 38.76% interest in ANP.

(b) Each Reporting Person, other than ANP, has shared power to vote or direct the vote of 70,673,242 shares of Series A Common Stock and shared power to dispose or direct the disposition of 70,673,242 shares of Series A Common Stock.

Advance/Newhouse has shared power to vote or direct the vote of 91,889,280.99 shares of Series C Common Stock and shared power to dispose or direct the disposition of 91,889,280.99 shares of Series C Common Stock. ANP has shared power to vote or direct the vote of 24,645,096.84 shares of Series C Common Stock and shared power to dispose or direct the disposition of 24,645,096.84 shares of Series C Common Stock. Each Reporting Person, other than Advance/Newhouse and ANP, has shared power to vote or direct the vote of 116,534,377.83 shares of Series C Common Stock and shared power to dispose or direct the disposition of 116,534,377.83 shares of Series C Common Stock.

(c) The information set forth, or incorporated by reference in, Item 4 in this Schedule 13D is hereby incorporated by reference.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Item 4 and Item 5 in this Schedule 13D is hereby incorporated by reference.

The Share Repurchase Agreement between Advance/Newhouse and the Issuer entered into on May 22, 2014, terminated in accordance with its terms on October 7, 2017.

Item 7.	Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement by and among the Reporting Persons
B C	Form of Share Collar Transaction Confirmation Form of Revolving Loan Transaction Confirmation

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: June 13, 2019

Advance/Newhouse Programming Partnership
By:		/s/ Oren Klein
Oren Klein
Chief Financial Officer

Advance/Newhouse Partnership
By:		/s/ Oren Klein
Oren Klein
Chief Financial Officer

Newhouse Broadcasting Corporation
By:		/s/ Oren Klein
Oren Klein
Chief Financial Officer

Advance Publications, Inc.
By:		/s/ Oren Klein
Oren Klein
Chief Financial Officer

Newhouse Family Holdings, L.P. By: Advance Long-Term Management Trust, as General Partner
	By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Trustee

Advance Long-Term Management Trust
By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Trustee